# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Getty Images Holdings, Inc., CIK 0001898496
CUSIP: 374275105
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 605 5th Avenue S., Suite 400, Seattle, Washington (WA), 98104
Date of event which requires filing of this statement: 10/12/2026
Filed by CIK 0002102300
Persons authorized to receive notices and communications: Koch, Inc., 4111 East 37th Street North, Wichita, Kansas (KS), 67220, (316) 828-8310

## Reporting persons
- KED Icon Holdings, LLC (CIK 0002102300): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 115,259,246; shared voting power 0; sole dispositive power 115,259,246; shared dispositive power 0; aggregate amount beneficially owned 115,259,246 (27.4% of the class)
  Comment: The percentage presented in row 13 in the table above is calculated using 421,018,476 shares of Class A Common stock, par value $0.0001 per share ("Public Shares"), of Getty Images Holdings, Inc. (the "Issuer") outstanding as of August 6, 2026 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 10, 2026.
- Koch, Inc. (CIK 0002027344): type of reporting person: corporation (CO); citizenship or place of organization: Kansas (KS); member of a group; sole voting power 115,259,246; shared voting power 0; sole dispositive power 115,259,246; shared dispositive power 0; aggregate amount beneficially owned 115,259,246 (27.4% of the class)
  Comment: The amounts presented in rows 7, 9 and 11 in the table above represent 115,259,246 Public Shares held by KED Icon. These Issuer securities may be deemed to be beneficially owned by Koch, Inc. by virtue of Koch, Inc.'s indirect beneficial ownership of KED Icon.
  
  The percentage presented in row 13 in the table above is calculated using 421,018,476 Public Shares outstanding as of August 6, 2026 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 10, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Getty Images Holdings, Inc.
Address of issuer's principal executive offices: 605 5th Avenue S., Suite 400, Seattle, Washington (WA), 98104
Comment: Explanatory Note: This Amendment No. 6 to a Statement on Schedule 13D (this "Amendment No. 6") relates to the shares of Class A common stock, par value $0.0001 per share ("Public Shares"), of Getty Images Holdings, Inc., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed by certain of the Reporting Persons identified therein on September 6, 2022, as amended and restated by Amendment No. 1 thereto filed on August 2, 2024 and as further amended by Amendment No. 2 thereto filed on January 8, 2025, Amendment No. 3 thereto filed on December 15, 2025, Amendment No. 4 thereto filed on January 2, 2026 and Amendment No. 5 ("Amendment No. 5") thereto filed on August 26, 2026 (as so amended, the "Initial Schedule 13D" and as further amended by this Amendment No. 6, the "Schedule 13D"). The members of the "group", within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"), comprising the Reporting Persons and the Getty Family Stockholders (comprising Getty Investments L.L.C., Cheyne Walk Master Fund 2 LP, Cheyne Walk Trust. The October 1993 Trust, The Options Settlement, and Mark Getty) are individually filing pursuant to Rule 13d-1(k)(2) under the Exchange Act. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Initial Schedule 13D. Capitalized terms used but not defined in this Amendment No. 6 shall have the same meanings herein as are ascribed to such terms in the Initial Schedule 13D.

## Item 2. Identity and Background
Criminal convictions in the last five years: Item 2(d) of the Initial Schedule 13D is amended and restated as follows: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to the Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Item 2(e) of the Initial Schedule 13D is amended and restated as follows: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to the Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Initial Schedule 13D is amended and supplemented to incorporate by reference the responses set forth in Item 4 of this Amendment No. 6.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4(a) of the Initial Schedule 13D is amended and supplemented as follows:

As disclosed in the Current Report on Form 8-K filed by the Issuer with the SEC on October 13, 2026, on October 12, 2026, the Issuer and certain of its subsidiaries entered into a restructuring support agreement with the Issuer's majority shareholders, holders of all of the Issuer's revolving loans, more than two-thirds of its term loans and senior secured notes, and more than two-thirds of its senior unsecured notes, providing for a comprehensive recapitalization to be implemented through a prepackaged chapter 11 plan of reorganization. As described in more detail below, the recapitalization contemplates, among other things: (i) an equity commitment of approximately $533 million by the majority shareholders, inclusive of debtor-in-possession term loans to be provided by KED Icon and/or certain of its affiliates (the "KED Parties") and approximately $100 million of prepetition debt held by the majority shareholders that will convert into equity upon emergence; (ii) the conversion of the first lien term loans and senior secured notes held by holders other than the majority shareholders into new first lien debt with extended maturities and a reduced interest rate, and the conversion of the revolving loans into an amended and restated $150 million revolving credit facility, that will be repaid and undrawn at emergence; (iii) the retirement of all of the senior unsecured notes in exchange for an aggregate cash payment of approximately $170.2 million; and (iv) the cancellation of all existing equity interests in the Issuer, with the majority shareholders owning 100% of the reorganized company upon emergence, subject to dilution by a management incentive plan and the issuance to the KED Parties of the New Preferred Interests (if applicable).

Restructuring Support Agreement

On October 12, 2026, the Issuer and certain of its subsidiaries (collectively with the Issuer, the "Company Parties") entered into a restructuring support agreement (together with all exhibits, annexes and schedules thereto, including the restructuring term sheet attached as Exhibit A thereto (the "Restructuring Term Sheet"), the "RSA") with: (i) certain holders of, or investment advisors, sub-advisors or managers of funds or accounts that hold claims (the "Secured Funded Debt Claims") in respect of the Issuer's U.S. dollar-denominated term loans (the "USD Term Loans") and euro-denominated term loans (the "EUR Term Loans" and, together with the USD Term Loans, the "Term Loans") under the Credit Agreement, dated as of February 19, 2019 (as amended and restated from time to time, the "Credit Agreement"), among certain of the Company Parties, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and certain other parties thereto, and the 11.250% Senior Secured Notes due 2030 issued by Getty Images, Inc. (the "Secured Notes") (such holders, the "Consenting Secured Lenders"); (ii) certain holders of claims in respect of revolving loans under the Credit Agreement (the "Revolving Loans") (such holders, the "Consenting RCF Lenders"); (iii) certain holders of claims (the "Unsecured Notes Claims") in respect of the 14.000% Senior Notes due 2028 and the 9.750% Senior Notes due 2027, each issued by Getty Images, Inc. (together, the "Unsecured Notes") (such holders, the "Consenting Unsecured Noteholders" and, together with the Consenting Secured Lenders and the Consenting RCF Lenders, the "Consenting Creditors"); and (iv) certain holders of equity interests in the Issuer, including the Public Shares (such holders, the "Consenting Shareholders" and, together with the Consenting Creditors, the "Consenting Stakeholders").

Under the RSA, the Consenting Stakeholders, which include the KED Parties (in several capacities) and certain Getty Family Stockholders, have agreed, among other things and subject to the terms and conditions of the RSA, to support the comprehensive recapitalization of the Company Parties (the "Restructuring Transactions"), including by timely voting their claims and interests entitled to vote to accept the prepackaged chapter 11 plan of reorganization (the "Plan"), and not to object to, delay or interfere with the Restructuring Transactions or support any alternative restructuring proposal. In addition, pursuant to the RSA, the KED Parties and the Getty Family Stockholders party to the RSA are restricted from transferring the securities reported in this Schedule 13D, except in accordance with the RSA.

Milestones

The RSA requires the Company Parties to implement the Restructuring Transactions in accordance with certain milestones (the "Milestones").

Financing and New Equity Investment

The RSA contemplates a debtor-in-possession multi-draw term loan financing facility to be provided by the KED Parties (the "Financing") in an aggregate principal amount of up to $143,000,000, consisting of (i) $113,000,000 of term loans, of which $85,000,000 would be available upon interim court approval and $28,000,000 would be available upon final court approval, and (ii) $30,000,000 of delayed-draw term loans (the "Delayed-Draw Term Loans") available upon interim court approval. On the effective date of the Plan (the "Restructuring Effective Date"), the Consenting Shareholders will make a cash equity investment (the "New Equity Investment") in the parent of the reorganized Company Parties on and after the Restructuring Effective Date, which may be a newly formed entity or the reorganized Issuer ("New Getty Images"), in an aggregate amount of $433,212,922.50, less the principal amount of the term loans under the Financing (other than any Delayed-Draw Term Loans) outstanding as of the Restructuring Effective Date, in exchange for new equity interests in New Getty Images (the "New Interests"), and will effectuate an equitization commitment, in each case subject to the terms and conditions of the Equity Commitment Letter (the "ECL") between the Consenting Shareholders (or their affiliates), including the KED Parties, and certain of the Getty Family Stockholders, and the Company Parties. The cash commitments of the KED Parties under the ECL are capped, subject to certain adjustments, at $158,212,922.50. Pursuant to the ECL, the KED Parties will also contribute, exchange, surrender, equitize and discharge the claims under the Financing and the EUR Term Loans held by the KED Parties into a portion of the New Interests and New Preferred Interests (as applicable). The obligations of the KED Parties to fund their commitments under the ECL are subject to the satisfaction or waiver of certain conditions set forth therein. Any Delayed-Draw Term Loans outstanding on the Restructuring Effective Date will be converted into new preferred interests in New Getty Images (the "New Preferred Interests") and will not reduce the New Equity Investment. The reorganized Company Parties will, subject to approval by the new board of New Getty Images, redeem the New Preferred Interests for an amount equal to the principal amount of such Delayed-Draw Term Loans (without giving effect to any interest or fees paid in kind).

Summary of the Restructuring Transactions and Economic Recovery for Certain Holders

The Restructuring Term Sheet contemplates that, on the Restructuring Effective Date, among other things:

- holders of general unsecured claims will be unimpaired and will receive payment in full in cash, reinstatement or such other treatment rendering such claims unimpaired;
- the Financing will be converted into New Interests and, to the extent of any Delayed-Draw Term Loans outstanding under the Financing, into New Preferred Interests;
- the allowed claims in respect of the Revolving Loans will be converted, on a dollar-for-dollar, cashless basis, into obligations under an amended and restated senior secured revolving credit facility with aggregate commitments of $150,000,000 (the "New RCF");
- the allowed Secured Funded Debt Claims not held by the Consenting Shareholders will be converted, on a dollar-for-dollar, cashless basis, into new senior secured notes (the "New Notes"), new euro-denominated senior secured term loans (the "New EUR Term Loans") and, to the extent holders of USD Term Loans do not consent to receive New Notes, new U.S. dollar-denominated senior secured term loans (together with the New EUR Term Loans, the "New Term Loans");
- the Secured Funded Debt Claims held by the Consenting Shareholders will be converted into New Interests;
- holders of allowed Unsecured Notes Claims will receive their pro rata share of cash in an aggregate amount equal to $170,212,922.50 (the "Unsecured Notes Recovery");
- holders of claims subject to subordination under section 510(b) of the U.S. Bankruptcy Code, including claims related to the Issuer's public warrants and the related litigation, will not receive any distribution on account of such claims;
- all existing equity interests in the Issuer, including the Public Shares and the Issuer's public warrants, will be cancelled, and holders thereof will not receive any distribution on account of such interests;
- the Consenting Shareholders will consummate the New Equity Investment pursuant to the ECL and will receive 100% of the New Interests issued under the Plan (subject only to dilution by a management incentive plan and the issuance to the KED Parties of the New Preferred Interests (if applicable)); and
- the applicable reorganized Company Parties will incur the New Notes, the New Term Loans and the New RCF (collectively, the "Exit Facilities") on the terms set forth in an exit term sheet annexed to the RSA.

Certain other holders and creditors will receive treatment as detailed in the RSA and Restructuring Term Sheet.

Termination

The RSA may be terminated by the Company Parties or by the requisite Consenting Stakeholders (or, in certain cases, by individual Consenting Stakeholders as to themselves) upon the occurrence of certain events customary for agreements of this type. The RSA will terminate automatically upon the Restructuring Effective Date.

The foregoing descriptions of the RSA, the Financing and the ECL do not purport to be complete and are qualified in their entirety by reference to the full text of the RSA (including the Restructuring Term Sheet, the Financing term sheet and the ECL and other exhibits thereto), a copy of which is filed as Exhibit 99.1 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on October 13, 2026) and is incorporated herein by reference.

To the extent applicable, the extension of financing for additional equity investments under the ECL and borrowings under the Financing were or will be funded with the working capital of the KED Parties.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: Item 5(c) of the Initial Schedule 13D is amended as follows: Except as otherwise described in this Schedule 13D, no transactions in the Public Shares were effected by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date of Amendment No. 6.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Initial Schedule 13D is hereby amended and supplemented to incorporate by reference the responses set forth in Item 4 of this Amendment No. 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Restructuring Support Agreement, dated as of October 12, 2026, by and among the Company Parties and the Consenting Stakeholders (including the Restructuring Term Sheet, the Financing Term Sheet, the Equity Commitment Letter, the Exit Term Sheet, the Form of Joinder and the Form of Transfer Agreement attached as exhibits thereto) (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on October 13, 2026).

## Signatures
- KED Icon Holdings, LLC: /s/ Adam Schaeffer, Adam Schaeffer, Vice President and Secretary (10/13/2026)
- Koch, Inc.: /s/ Adam Fitzsimmons, Adam Fitzsimmons, Assistant Secretary (10/13/2026)